

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Daniel E. Gorski
Chief Executive Officer
Texas Mineral Resources Corp.
539 El Paso Ave.
Sierra Blanca, TX 79851

      Re: Texas Mineral Resources Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 30, 2020
           File. No. 000-53482

Dear Mr. Gorski:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Daniel Gorski